December 14, 2012

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC
Amendment No. 7 to Registration Statement on Form S-1
Filed November 16, 2012
File No. 333-181594

Dear Ms. Jacobs:

By letter dated November 28, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 7 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) submitted by Professional Diversity Network, LLC (the “Company”).

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

Firm Commitment Underwritten IPO prospectus

General

1.	We note your new disclosure regarding the termination of your agreement with Monster Worldwide on December 31, 2012. Given that you have historically generated a substantial portion of your revenues from this agreement, please expand your disclosure in the relevant portions of the prospectus, including the prospectus summary and Management’s Discussion and Analysis section, to discuss the impact of the termination of the agreement on the company’s business and financial position. In this regard, consider explaining whether you expect revenues to decline and quantifying the costs associated with hiring additional personnel to focus on direct marketing activities and the costs associated with fulfilling sales of your products and services in 2013 that Monster sold in 2012. It appears that you should provide additional context and a balanced discussion regarding the impact of the termination of this significant agreement, rather than stating that the “market conditions are favorable to pursue other sources of recruitment revenue.”

Response

We have expanded our disclosures in the prospectus summary, Management’s Discussion and Analysis section and Business section to provide a balanced discussion of the impact of the expiration of our agreement with Monster Worldwide. Our expanded disclosure quantifies the costs associated with hiring

Barbara C. Jacobs

December 14, 2012

additional personnel to focus on direct marketing activities and explains that our fulfillment obligations with Monster in 2013 will consist primarily of posting diversity-based job opportunities on our websites. The cost of posting such opportunities are not material, and is therefore not quantified in the prospectus.

2.	Consistent with your request for confidential treatment, please expand your description to discuss the material terms of the agreement with LinkedIn, including the economic terms of the arrangement. It is unclear what the financial impact of this agreement will be for the company and what the terms are for the “quarterly payments” that you reference in the prospectus. Similar revisions should be made to your subsequent event footnote disclosures on page F-18.

Response

We have provided additional disclosure of the material terms of our agreement with LinkedIn, including a detailed description of the economic terms of the arrangement. For example, we disclosed that the fixed quarterly payments under our agreement with LinkedIn “are approximately half of the fixed quarterly payments we received from Monster Worldwide.” We provide further context to potential investors by disclosing that “[u]nder our agreement with LinkedIn, we will exceed the total revenue we earned from Monster Worldwide in 2012 if LinkedIn sells more than $20 million of our services.”

We have added similar disclosure in the subsequent event footnote.

We believe our disclosure provides the description and context required under Item 303(a)(3) of Regulation S-K and is consistent with our request for confidential treatment on economic terms of our agreement with LinkedIn.

3.	It appears that you have submitted a new request for confidential treatment for certain exhibits. Please be advised that we will review the application and provide comments separately. Any such comments must be resolved prior to the effective date of the registration statement.

Response

We understand that comments to our request for confidential treatment must be resolved prior to the effective date of the registration statement.

4.	Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Response

We have included pricing information in the Amendment to the Registration Statement.

Barbara C. Jacobs

December 14, 2012

Prospectus Summary

Monster Worldwide, page 2

5.	You state that under your agreement with Monster Worldwide you are required to fulfill services in 2013 that Monster Worldwide sold prior to the expiration of your agreement. Further on page 9 you state that sales of your products and services by Monster Worldwide to be fulfilled in 2013 may adversely impact demand for your products and services in 2013. Please expand these disclosures to specifically describe the sales and products you are required to fulfill in 2013 and the circumstances creating such requirements. Also, revise to clarify why the fulfillment of these sales may adversely impact demand for your products and services. In addition, disclose the amount of estimated additional costs you will incur in performing such services. Similar revisions should be made to your disclosures on page 38.

Response

We have added disclosure in the prospectus summary and in the Business section regarding our agreement with Monster Worldwide to specifically describe the services we are required to fulfill in 2013 and the circumstances creating such requirements. Also, we have revised our disclosure to state that customers for whom we provide such fulfillment services will likely not purchase any recruitment services from us during the term of their subscription with Monster Worldwide. As discussed in connection with the Staff’s comment number one above, the cost of fulfilling such services are not material, and are therefore not quantified in the prospectus.

6.	Please revise the first paragraph of the prospectus summary that states that you have a strategic partnership with Monster Worldwide to reflect the current status of your relationship. Further, consider revising the prospectus summary so that the historic discussion of your relationship with Monster is not prominently presented on page 2 of the summary given the upcoming termination of the contract.

Response

We have revised the prospectus summary to reflect the current status of our relationship with Monster Worldwide. Further, in accordance with the Staff’s comment, although we continue to have a discussion of our relationship with Monster Worldwide on page 2 of the prospectus, we have added balanced disclosure regarding the effects of the expiration of our agreement with Monster Worldwide.

Risk Factors

Our revenues have been highly dependent on two customers…page 17

7.	We note that this risk factor discusses several distinct risks to the company that should be discussed under separate subheadings. For example, the risk associated with the

Barbara C. Jacobs

December 14, 2012

termination of the agreement with Monster Worldwide is different from the risks associated with your new agreement with LinkedIn and separate from your risks associated with the fact that you currently do not have the capability and ability to successfully develop a direct marketing and sales function. Please revise to provide separately captioned paragraphs that address specifically how the conditions and uncertainties present material risks to potential investors.

Response

We have revised the risk factor cited by the Staff into separately captioned paragraphs that address specifically how the conditions and uncertainties present material risks to potential investors.

We expect to face increasing competition in the market for online professional networks…, page 19

8.	It appears that you have deleted the reference to LinkedIn as a potential competitor of the company in the risk factors on page 19 and in the business section on page 66. We note that your agreement does not prohibit LinkedIn from selling its own or any third party’s diversity recruitment products and services. It appears that this is material information that should be included in both the risk factor subheading and the text of the risk factor. Please tell us why you have deleted this disclosure.

Response

We have revised the disclosure to reference LinkedIn as a potential competitor in the risk factor on page 19 and the Business section on page 66.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

LinkedIn, page 39

9.	Your disclosures throughout the filing refer to the company’s inability to sell your diversity-based recruitment products and services, directly or indirectly, to a restricted account list. Please explain further the restrictive nature of this list and describe the companies or type of companies that are included on this list. Also, revise your disclosures to clarify where you are able to market your diversity-based recruitment products and services given the restrictions imposed by the LinkedIn agreement.

Response

We have added disclosure to the Management’s Discussion and Analysis section to explain the restrictive nature of this list and describe the type of companies that are included on this list. Further, we have disclosed that we are permitted to market and sell our products to any company that is not on such restricted account list after our exclusive agreement with Monster Worldwide expires on December 31, 2012.

Barbara C. Jacobs

December 14, 2012

Liquidity and Capital Resources, page 48

10.	Please revise your disclosures to clarify what you mean by the statement that your obligation to fulfill commitments made by Monster Worldwide in 2013 will limit your ability to fully access the entire market demand during the course of 2013.

Response

We have clarified our disclosure in our Liquidity and Capital Resources section to state that customers for whom we provide such fulfillment services will likely not purchase any recruitment services from us during the term of their subscription with Monster Worldwide.

Notes to Financial Statements

Note 10. Customer Concentration, page F-15

11.	Please revise your disclosures in Note 10 to include a discussion regarding the fact that your agreement with Monster Worldwide will expire on December 31, 2012 and will not be renewed and the impact that the loss of this agreement will have on your financial condition and results of operations. Similar revisions should be made to your disclosures in Note 2 where you state that “management does not currently anticipate that the business will experience any significant changes in its near term financial condition as it relates to the ongoing conduct of its business.”

Response

We have revised Note 10 to include a discussion regarding the fact that our agreement with Monster Worldwide will expire on December 31, 2012 and will not be renewed and the impact that the loss of this agreement will have on our financial condition and results of operations. In accordance with the Staff’s comment, we have made similar revisions in Note 2.

IPO CSOP Prospectus

12.	Please include disclosure in an appropriate section of the prospectus to explain why you refer to the IPO CSOP as “The Social IPO.”

Response

LOYAL3 has advised us that they plan in the future to use the term “Social IPO” instead of “IPO CSOP” because the new term will be easier for the public to understand. We have added additional disclosure to explain why we refer to the IPO CSOP as “The Social IPO” in the prospectus. LOYAL3 has stated to us that they have spoken with the Staff regarding this change in terminology, and the Staff has raised no objections.

Barbara C. Jacobs

December 14, 2012

13.	We note that you intend to file the Form of the Technology and Services Agreement among Professional Diversity Network LLC, LOYAL3 Securities, Inc. and LOYAL3 Labs, Inc. Please tell us why you do not expect to have a final agreement in place before the effective date of the registration statement. Also, please tell us whether this agreement covers all of the services that the Loyal3 entities will provide to you in connection with the IPO CSOP.

Response

We expect to enter into the Technology and Services Agreement prior to commencing our roadshow. We will file the Technology and Services Agreement at such time as it is finalized. The agreement covers all of the services that the Loyal3 entities will provide to us in connection with the IPO CSOP.

*****

If you have any questions, please contact our counsel Brian Lee or Michael Froy at SNR Denton US LLP. Mr. Lee may be reached at (212) 768-6926 and Mr. Froy at (312) 876-8222.

Sincerely,

/s/ James Kirsch

     James Kirsch

cc:	Brian Lee, Esq.
SNR Denton US LLP